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                             August 20, 2020

       Meyer Malka
       Chief Executive Officer
       Ribbit LEAP, Ltd.
       364 University Ave
       Palo Alto, CA 94301

                                                        Re: Ribbit LEAP, Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 27,
2020
                                                            CIK No. 0001818346

       Dear Mr. Malka:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Class L ordinary shares , page 26

   1. Please describe the dilutive effect of the conversion of the Class L shares and add risk factor disclosure, as
appropriate. Please also state, if true, that there is no time-based condition to the
conversion, such that if the Class A shares are trading above $50 at any time after the first
year following the initial business combination, all of the Class L shares will have been
converted as soon as that trading price threshold is met. Please also disclose the price the
sponsor will pay for the Class L shares, when they will be sold and whether or not the
proceeds will be held in the trust account.
 Meyer Malka
Ribbit LEAP, Ltd.
August 20, 2020
Page 2
2. Disclosure regarding the adjustments to the Class L conversion ratio to maintain a 30%
      interest and conversion of Class L shares following a Strategic Transaction, either before or after the year following your business combination, is complex. Please include illustrative examples to show how these adjustments and conversions will be
      made, and explain what the post-combination conversions are intended to achieve.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameMeyer Malka
                                                           Division of
Corporation Finance
Comapany NameRibbit LEAP, Ltd.
                                                           Office of Real
Estate & Construction
August 20, 2020 Page 2
cc:       Daniel J. Espinoza, Esq.
FirstName LastName